ELLENOFF GROSSMAN & SCHOLE LLP
ATTORNEYS AT LAW
150 EAST 42ND STREET, 11TH FLOOR
NEW YORK, NEW YORK 10017
TELEPHONE: (212) 370-1300    FACSIMILE: (212) 370-7889
www.egsllp.com

VIA EDGAR TRANSMISSION

December 4, 2009

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Soko Fitness & Spa Group, Inc.
Amendment No. 4 to Form S-1
Filed October 8, 2009
File No. 333-151563
Form 10-K for the Fiscal Year Ended May 31, 2009
Filed August 31, 2009
Form 10-Q for the Fiscal Quarter Ended August 31, 2009
Filed October 15, 2009
Form 10-Q, as amended, for the Fiscal Quarter Ended February 28, 2009
Filed July 30, 2009
Form 10-Q, as amended, for the Fiscal Quarter Ended November 30, 2008
Filed February 17, 2009
Form 10-Q, as amended, for the Fiscal Quarter Ended August 31, 2008
Filed February 17, 2009
Current Report on Form 8-K
Filed September 10, 2009
File No. 333-132429

Dear Mr. Owings:

On behalf of Soko Fitness & Spa Group, Inc. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  Amendment No. 5 is being sent in response to the Staff’s comments to the Registration Statement which was filed with the Commission on October 8, 2009.  The Staff’s comments are set forth in a letter dated October 26, 2009.

The Staff is advised that, in response to the Staff’s comments, the Company will be filing amended versions of certain of the Company’s other filings with the Commission referenced above.  The Company expects to make these filings as soon as is practicable, but the Company’s responses (which will be reflected in such amendments) are set forth herein.

Mr. H. Christopher Owings
December 4, 2009

Page references in our responses correspond to the present version of the respective filings, copies of which have been marked to note the changes from the filings made on the dates set forth above.  However, please note that the page references to the section headings taken from the Staff’s comment letter refer to the original pagination.  For the Staff’s convenience, we have recited each of the Staff’s comments in bold type and provided the Company’s response to each comment immediately thereafter.  In addition to the Company's filing Amendment No. 5 via EDGAR, we will be delivering to the Staff 3 hard copies of Amendment No. 5, marked to show changes to Amendment No. 4, together with the requested materials in response to Comment 3 below.

In addition, please note at the outset that the Company has retained new legal counsel to provide advice with respect to the Company’s filings with the Commission.  In connection therewith, and in addition to attempting to address all of the Staff’s comments regarding the above referenced filings, the Staff is advised that the Company has evaluated, modified and expanded its risk factors appearing in Amendment No. 5, most notably with respect to the Company’s VIE arrangements and with respect to doing business in China, but also to address certain other matters.  It is the Company’s intention to utilize these risk factors in future filings for the benefit of its investors.  Also, the Staff is advised that the Company has made other updates to its disclosures in Amendment No. 5 given the passage of time, including a revised Exhibit 21.1 to accurately reflect the Company's subsidiaries.

Amendment No. 4 to Registration Statement on Form S-1 Registration Statement Cover Page

1.	Please confirm that your address is correct on the cover page of the registration statement. Our comment letters mailed to this address have been returned as undeliverable.

The Company confirms that the address on the cover page of the registration statement is correct.

Prospectus Summary, page 5

Background, page 7

2.
Please disclose the value of the 425,000 shares issued to several advisors in lieu of cash compensation in connection with the share exchange as well as the value of the 510,000 shares issued to Luck Eagle Limited in connection with the financing.  Please also file as exhibits to your registration statement the agreements governing the issuance of these shares, including all exhibits, schedules, appendices and similar attachments to such agreements, or tell us why it is not appropriate to do so.

The Company has revised its disclosures under the revised heading “April 2008 Share Exchange and Financing Transactions” on page 3 of the prospectus to disclose the fair value of the shares issued to advisors in connection with the share exchange and the private placement.

With respect to the 425,000 shares issued to several advisors, the Company has filed as Exhibit 10.37 to Amendment No. 5 the agreement governing the issuance of 340,000 shares issued to Fortune Badge Limited.

With respect to the 510,000 shares issued to Luck Eagle Limited, the Company has filed as Exhibit 10.38 to Amendment No. 5 the agreement governing the issuance of such 510,000 shares.

The remaining 85,000 shares of the 425,000 shares issued to several advisors were issued to Sichenzia Ross Friedman Ference LLP.  No written agreement exists governing the issuance of these shares.  The shares were issued in lieu of a cash payment as payment of the legal services provided by Sichenzia Ross Friedman Ference LLP.

Mr. H. Christopher Owings
December 4, 2009

Management’s Discussion and Analysis of Financial Condition and Results …. page 17

Our Business, page 17

3.
We reviewed your response to comment six in our letter dated August 12, 2009.  Please provide us with copies of your internally prepared market research in support of the following statements, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus:

•	“… many new clubs leave the market after one or two years” set forth under this heading; and

•	Your statement in the prospectus summary under the heading “Business” on page 6 that you “are the largest multi-facility operator of fitness centers and beauty salons and spas in Northeast China.”

The Company has deleted the first above mentioned statement from Amendment No. 5 in response to the Staff’s comment.

The Company has provided the Staff via Federal Express a copy of its internally prepared market research in support of the second above mentioned statement and has amended its narrative disclosure in Amendment No. 5 to indicate that the Company believes that it is “one of the largest” multi-facility operator of fitness centers and beauty salons and spas in Northeast China.

Plan of Operation and Financing Needs, page 17

4.
We reviewed your response to comments two and 10 in our letter dated August 12, 2009.  In the second paragraph after the table on page 20, you present data “as of the end of 2008” that is the same as the data presented elsewhere in the registration statement as of May 31, 2009, a more recent date.  If you mean to characterize this information as being as of the end of your most recent fiscal year, please clarify.  Please revise or advise.

The Company has revised its disclosures throughout Amendment No. 5 to clarify that such information is being as of the end of the most recent fiscal year.  The Company also revised its disclosures throughout the registration statement to make its disclosures as current as of the time of the filling as information is available to the Company.

Results of Operation, page 23

5.
We note that the amounts of net income in the tables on pages 23 and 25 represent net income attributable to SOKO Fitness & Spa Group, Inc.  Please revise to present net income as presented in your financial statements.  Please also revise the disclosure in your discussions of net income on pages 25 and 26 as appropriate.

The Company has revised the net income table on pages 36 and 37 to present net income as presented in its financial statements and also revised its disclosure in its discussion of net income on page 38 and 39 in order to address the Staff’s comment.

Mr. H. Christopher Owings
December 4, 2009

Executive Compensation, page 43

Equity Compensation Plans, page 44

6.
We reviewed your response to comment five in our letter dated August 12, 2009 and your revised disclosure under this heading. If you elect to include this table, please provide the disclosure required by Item 201(d)(3) of Regulation S-K. Please also file the agreements governing the stock options issued on March 2, 2009 as exhibits to your registration statement.

The Company has updated its disclosures in the registration statement to provide the disclosure required by Item 201(d)(3) of Regulation S-K.  The Company also filed the form agreement governing the stock options issued on March 2, 2009 as Exhibit 10.39 to Amendment No. 5.

Consolidated Financial Statements for the Years Ended May 31, 2009 and May 31, 2008

7.	Please update the financial statements included in the filing to include the most recent interim period. Refer to Rule 8-08 of Regulation S-X.

In response to the Staff’s comment, the Company has updated its disclosures in Amendment No. 5 and included in the filing the most recent interim period.

Consolidated Statements of Income, page F-5

8.	We note that the amount of net income reported for 2008 is not mathematically correct. Please revise.

In response to the Staff’s comment, the Company has revised in Amendment No. 5 its income statement for the fiscal year that ended on May 31, 2009 and corrected the mathematical error.

Consolidated Statements of Cash Flows, page F-7

9.
Please provide us with a description of the transaction giving rise to the non-cash charge described as “rent expense converted from leasehold improvement.”  Please also provide us with a description of the non-cash investing and financing activity described as “option issued for directors.”

For the year ended May 31, 2009, rent expenses in the total amount of $163,229 had been offset against the amount paid for by the Company for the leasehold improvement at one of the Company’s location, as a settlement for the lessor’s default in certain building designs that was not discovered at the signing of the lease.  As a result, the Company wrote off the leasehold improvement (net of amortization) in an amount of $163,229.

The non-cash activities related to the options issued to directors represent the stock options issued to certain directors as a part of their compensations, which was disclosed in the Note 14 of the Consolidated Financial Statements for the Fiscal Years Ended May 31, 2009 and May 31, 2008 accordingly.

Mr. H. Christopher Owings
December 4, 2009

Note 1 — Description of Business and Organization, page 8

10.
Please tell us whether the $300,000 cash payment disclosed in the second paragraph relates to the consulting agreement disclosed in the third paragraph.  If so, clarify your disclosure as appropriate.  If not, tell us how you accounted for the payment disclosed in the second paragraph.

In response to the Staff’s comment, the Company has revised its Note 1 disclosure (with conforming changes elsewhere in Amendment No. 5) to correctly state the various elements of the April 2008 share exchange transaction.  The Staff is advised that the Company has undertaken a new review of both the legal documentation and its internal accounting records associated with the April 2008 share exchange transaction and believes, in light such review, that the narrative presentation and accounting treatment that now appears in Amendment No. 5 relating to such share exchange transaction is both clear and accurate.  The Company has also filed new exhibits (namely, Exhibits 10.1, 10.3 and 10.4) to support its conclusions on the transactions.

To summarize, based on its investigation, the Company has concluded that $700,000 of funds were utilized as the total cash consideration for the share exchange.  As previously reported by and accounted for by the Company:

●	$400,000 was utilized to purchase an aggregate of 2,575,000 shares of the Company from its former stockholders (see new Exhibits 10.3 and 10.4), with such shares being cancelled; and

●	$300,000 was utilized by the Company to pay the former principal stockholder (who was also a director) of the Company a consulting fee for services to be rendered.

The Company believes that it has accounted for the foregoing properly in its financial statements.

Based on its investigation, the Company has concluded that the $300,000 payment previously disclosed as having been made in connection with the Share Exchange Agreement was never required to be paid by Wealthlink or the Wealthlink Shareholders to the Company, nor was it in fact paid.  Therefore, the Company’s prior disclosure on this point was mistaken and in error.  The Company believes that the current disclosure in Amendment No. 5 relating to these matters is now correct, and the references to two $300,000 payments noted by the Staff in its comment have been eliminated in Amendment No. 5.

As a result of the foregoing, the Company has revised its narrative disclosure regarding the share exchange transaction in Amendment No. 5 (and will include such narrative disclosure in its other amended Exchange Act filings to be made in accordance with the Staff’s comments) to read as follows:

“On April 11, 2008 (the “Closing Date”), SOKO entered into a Share Exchange Agreement with Wealthlink and its shareholders (including Mr. Tong Liu, the Company’s current Chairman of the Board and Chief Executive Officer, collectively, the “Wealthlink Shareholders”) pursuant to which the Company issued an aggregate of 13,300,000 shares of common stock of the Company to the Wealthlink Shareholders in exchange for all of the outstanding shares of common stock of Wealthlink.

Concurrently with the share exchange, the Company provided $400,000 to Mr. Tong Liu to purchase 1,000,000 shares of Company common stock from Mr. Syed Idris Husain (“Idris Husain”), then director and the principal stockholder of the Company, and an aggregate of 1,575,000 shares of Company common stock from certain other original shareholders of the Company, with the understanding that Mr. Liu would immediately return these 2,575,000 shares to the Company for cancellation.  Following the purchase of these 2,575,000 shares by Mr. Tong Liu on the Closing Date, Mr. Liu immediately returned them to the Company as agreed for cancellation.

Mr. H. Christopher Owings
December 4, 2009

Also on the Closing Date, the Company entered into a Consulting Agreement with Idris Husain pursuant to which he was engaged to provide the Company with regular and customary consulting advice as requested by the Company for a period of six months from the Closing Date.  Pursuant to this Consulting Agreement, the Company paid Idris Husain $300,000 in consideration of such services on the Closing Date.”

11.
Please disclose the factors that contributed to purchase prices that result in recognition of goodwill as required by paragraph 51.b. of SFAS 141. Please also disclose the pro forma information required by paragraph 54 of SFAS 141.

The acquisition of a majority interest in Yoga Wave allowed the Company to expand its business into upscale yoga studios, offering synergistic opportunities for growth and expansion in accordance with its business model.  As a result, the Company deemed that the inclusion of goodwill in the premium paid for the interest was valuable consideration. The acquisition of Harbin Tai Ai allowed the Company to expand its business into upscale hotels, offering further synergistic opportunities for growth and expansion in accordance with its business model.  As a result, the Company deemed that the inclusion of goodwill in the premium paid for the interest was valuable consideration.

To address the Staff’s comment, the Company has revised its disclosures in the registration statement and included a disclosure of the pro-forma information required by paragraph 54 of SFAS 141.

Note 9 — Goodwill, page F-16

12.
You should compute the investment test using the purchase price of the acquired business reported in your financial statements compared to your consolidated total assets as of the end of the most recently completed fiscal year. Based on the information you provided to us, it appears that your acquisition of Yoga Wave met the investment test at the 20% significance level and that you are required to furnish the financial statements of Yoga Wave for the most recent year and any interim periods specified in Rule 8-03 of Regulation S-X (refer to Rule 8-04 of Regulation S-X) and the pro forma information required by Rule 8-05 of Regulation S-X. The financial statements of Yoga Wave for the most recent year should be audited. Please provide the required financial statements and pro forma information or tell us why you believe such financial statements and pro forma information are not required. If you are required but unable to provide the required financial statements and pro forma information, you may request a waiver of the requirements from the Office of the Chief Accountant of the Division of Corporation Finance. Your request should be addressed Mr. Wayne Carnell, Chief Accountant, Division of Corporation Finance, U.S. Securities & Exchange Commission, 100 F Street, NE, Washington DC 20549 and sent via email to DCAOLetters@SEC.gov.

As the Staff is aware, on November 2, 2009, the Company requested a waiver as per the Staff’s suggestion, and on November 10, 2009, such waiver request was denied.  However, the Staff indicated in its response that it will not object to the inclusion of 15 months of audited post-acquisition financial statements in the Registration Statement, and such financial statements are included in Amendment No. 5 in response to the Staff’s comment.

Mr. H. Christopher Owings
December 4, 2009

Note 14 — Stock Options, page F-19

13.
Please disclose total compensation cost for stock option arrangements recognized in income for each year presented. In addition, disclose total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which it is expected to be realized. Refer to paragraph A240, subparagraphs g. and h., of SFAS 123(R).

The Company has revised its disclosures in Amendment No. 5 to address the Staff’s comment.

Note 15 — Stockholders’ Equity, page F-20

A. Issuance of Common Stock, page F-20

14.	Please disclose the number of shares of common stock, and their fair value, issued to Luck Eagle Limited as consideration for acting as a placement agent for the financing.

The Company has revised its disclosures in Amendment No. 5 and included in Note 15 of the Consolidated Financial Statements for the Fiscal Years Ended May 31, 2009 and May 31, 2008 the number of shares of common stock and their fair value issued to Luck Eagle Limited.

15.
Please tell us how you applied the proportional method referred to in your response to comment 17 in our letter dated August 12, 2009 in determining the fair value of common shares and warrants issued in the private placement and used to allocate proceeds and value securities issued to advisors in the private placement and exchange transactions. In addition, please disclose how you determined the fair value assigned to common stock and common stock warrants issued in the transactions.

For the determination of the fair value of the shares of common stock and warrants issued to the investors and advisors in the share exchange and private placement, the Company applied the Proportional Method using the following assumptions:

(1)           The assumed issuance price per share for the 2,000,000 shares of common stock of the Company issued to the investors in the private placement was $1.  Such issuance price was assumed as such was the price the investors in the private placement were willing to pay for each share of common stock of the Company with a warrant attached to purchase one additional share of common stock of the Company at the time the private placement took place.

(2)           As a result of the foregoing, the Company determined the fair value of the common shares issued in the private placement to be $2,000,000.

(3)           The warrants attached to the shares of common stock of the Company sold in the private placement entitle the investors to purchase an aggregate of additional 2,000,000 shares of common stock of the Company at an exercise price of $1.25 per share.  The Company assumed (a) that all of the 2,000,000 warrant shares will be issued at the end of the expected term, (b) an exercise price of $1.25 per share, (c) a volatility of 100%, (d) a risk free interest rate of 3.850% and (e) an expected term of 3 years.  By using the Black-Scholes options pricing model applying such assumptions, the Company calculated the fair value of the warrants was $1,184,628.

(4)           Based on the fair value of the share of common stock of the Company issued in the private placement of $2,000,000 and the fair value under Black-Scholes of the warrants of $1,184,626, the aggregate fair value of the private placement was deemed to be $3,184,628.

Mr. H. Christopher Owings
December 4, 2009

Since the shares of common stock of the Company and warrants issued in the private placement were sold as units, by applying the Proportional Method, the Company then computed that the effective fair value of each share of common stock of the Company (“FVS”) and the effective fair value of each warrant (“FVW”) issued to the investors was as follows:

FVS =	Fair Value of Shares Issued in Private Placement	x	Issuance Price Per Share
Aggregate Value of Private Placement
FVW =	Fair Value of Warrants Issued in Private Placement	x	Issuance Price Per Share
Aggregate Value of Private Placement

As a result, the Company computed an effective fair value of each share of common stock of the Company of $0.63 (($2,000,000 / $3,184,628) x $1) and an effective fair value of each warrant share issued to the investors of $0.37 (($1,184,628 / $3,184,628) x $1).  The Company then allocated the net placement proceeds to the common shares and warrants based on the ratio of their respective fair value to the aggregate fair value of the common shares and warrants.

For the determination of the fair value of the shares and warrants issued to the advisors in the share exchange and financing, the Company applied the same fair values ($0.63 per share and $0.37 per warrant share) to such shares and warrants issued to the advisors as such shares and warrants were issued at the same time as the shares and warrants issued to the investors.

To address the Staff’s comment, the Company has revised its disclosure in Amendment No. 5 to include the determination of the fair value assigned to the common stock and common stock warrants issued in this transaction.

Note 19 — Restatement, page F-23

16.
We reviewed the revisions to your financial statements and related disclosure in response to comment 17 in our letter dated August 12, 2009.  Please tell us why the adjustments to selling, general and administrative expenses and net income in the first table differs from the aggregate value of services provided by investors in connection with the share exchange as disclosed in the second paragraph.  Also, we note that the amount of net income as previously reported for 2008 in the third table with respect to cash flows from operating activities differs from the net income amount disclosed in the first table.  Please revise or advise. In addition, please revise your narrative disclosure so that adjustments made to amounts as previously reported to arrive at amounts as restated are clearly described.

The Company has revised its disclosures in the first table to clarify the net income attributable to SOKO Fitness & Spa Group, Inc. as previously reported at $5,175,930.  The Company also revised its narrative disclosure to clearly state the amount of adjustment being made so that the amounts as previously reported can be reconciled with the amounts as restated.

17.	Please file a current report on Form 8-K under Item 4.02 or tell us why you are not required to do so.

On November 18, 2009, the Company filed a Current Report on Form 8-K under Item 4.02 to address the Staff’s comment.  The items set forth in such filing are intended to match the Staff’s comments made with respect to the respective Company filings in question, to which corresponding amendments have been made (with respect to Amendment No. 5) or will be made (with respect to the forthcoming amendments to the Company's Exchange Act filings).

Mr. H. Christopher Owings
December 4, 2009

Financial Statements for the Years Ended May 31, 2008 and May 31, 2007

18.	Please address the comments above to the extent applicable.

Pursuant to Rule 8-02 of Regulation S-X, the Company has not included this information in Amendment No. 5, as such rule only requires two years of audited financial statements plus interim unaudited financial statements.

However, in response to the Staff’s comments, the Company will revise its Consolidated Financial Statements for the Fiscal Years Ended May 31, 2008 and May 31, 2007 appearing in its Annual Report on Form 10-K for the fiscal year ended May 31, 2008.

19.	Please revise to reflect the retrospective presentation and disclosure provisions of SFAS 160. Refer to paragraph 5 of SFAS 160. Also revise the tables in Note 18 as appropriate.

The Company will revise its disclosures in its amended Annual Report on Form 10-K for the fiscal year ended May 31, 2008 to reflect the retrospective presentation and disclosure provisions of SFAS 160.  Where appropriate, the Company will also revise its disclosures and the tables in Note 18 of the Consolidated Financial Statements for the Fiscal Years Ended May 31, 2008 and May 31, 2007 to reflect the Staff’s comment.

Note 14 — Stockholders’ Equity, page F-37

B. Warrants, page F-38

20.	Please tell us why you disclose the fair value of the warrants when the warrants are classified as equity instruments.

The Company has deleted the disclosure of the fair value of the warrants and revised the relevant table in the registration statement.

Item 16, Exhibits, page II-3

21.
You indicate that the consent of Bagell, Josephs, Levine & Company, LLC is filed as Exhibit 23.1.  However, we are unable to locate the exhibit.  Please file the required consent.  Refer to Item 601(b)(23) of Regulation S-K.

The Company has filed the consent of Bagell, Josephs, Levine & Company, LLC as Exhibit 23.1 to Amendment No. 5.

Form 10-K for Fiscal Year Ended May 31, 2009

22.
We note that the financial statements included in the filing differ from the financial statements included in the amendment to your registration statement. Please revise as appropriate. Address the comments above to the extent applicable. Please also update your disclosure under the heading “Corporate History” beginning on page 13 so that it is consistent with your disclosure in the registration statement.

The Company will amend its Form 10-K for Fiscal Year Ended May 31, 2009 to respond to the Staff’s comments.

Mr. H. Christopher Owings
December 4, 2009

Item 9A. Controls and Procedures, page 35

Management’s Report on Internal Control Over Financial Reporting, page 35

23.	Please revise to include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308T(a)(1) of Regulation S-K.

The Company will amend Item 9A of its Form 10-K for Fiscal Year Ended May 31, 2009 to respond to the Staff’s comments.

24.	Please revise to include a statement as to whether or not your internal control over financial reporting is effective. Refer to Item 308T(a)(3) of Regulation S-K.

The Company will amend Item 9A of its Form 10-K for Fiscal Year Ended May 31, 2009 to respond to the Staff’s comments.

Consolidated Financial Statements

Note 19 — Restatement, page F-23

25.	Please file a current report on Form 8-K under Item 4.02 or tell us why you are not required to do so.

Please see the Company’s response to Comment 17 above.

Form 10-Q for Fiscal Quarter Ended August 31, 2009

General

26.	Please address the comments above to the extent applicable.

The Company will amend its Form 10-Q for Fiscal Quarter Ended August 31, 2009 to respond to the Staff’s comments.

Notes to Condensed Consolidated Financial Statements, page 4

27.
Please disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to paragraph 12 of SFAS 165.

The Company will amend its Form 10-Q for Fiscal Quarter Ended August 31, 2009 to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued.

Mr. H. Christopher Owings
December 4, 2009

Item 4(T). Controls and Procedures, page 28

28.
You are required to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures pursuant to Item 307 of Regulation S-K. As such, please revise to disclose whether your chief executive and chief financial officers concluded that your disclosure controls and procedure are effective or ineffective as of the end of the period.

The Company will amend its Form 10-Q for Fiscal Quarter Ended August 31, 2009 to disclose the conclusions of its principal executive and principal financial officers regarding the effectiveness of its disclosure controls and procedures pursuant to Item 307 of Regulation S-K.  It will also amend its Form 10-Q for Fiscal Quarter Ended August 31, 2009 to disclose whether its chief executive and chief financial officers concluded that its disclosure controls and procedure are effective or ineffective as of the end of the period.

29.
We note your disclosure that there were no changes (including corrective actions with regard to significant deficiencies or material weaknesses) in your internal controls over financial reporting that occurred during the first quarter of fiscal 2010 that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. If you had material weaknesses in your internal control over financial reporting, please revise to include disclosure of the nature of the material weaknesses and corrective actions you have taken or plan to take to mitigate the material weaknesses. Refer to Item. 308(T) of Regulation S-K.

The Company will amend its Form 10-Q for Fiscal Quarter Ended August 31, 2009 to respond to the Staff’s comments.

Form 10-Q, as amended, for Fiscal Quarters Ended February 28, 2009, November 30 2008 and August 31, 2008

30.
We reviewed your response to comment 30 in our letter dated August 12, 2009.  Please amend your filings to address the above comments and comments previously issued in our letters dated March 18, 2009 and August 12, 2009.

The Company will amend its Form 10-K for Fiscal Year Ended May 31, 2009 and will incorporate its quarterly data for the Fiscal Quarters August 31, 2008 and November 30 2008 in such amended Form 10-K/A for Fiscal Year Ended May 31, 2009 to respond to the Staff’s comments.

For the fiscal period that ended February 28, 2009, the Company will amend its Form 10-Q for Fiscal Quarter Ended February 29, 2009 to respond to the Staff’s comments.

Item 4(T). Controls and Procedures, page 28

31.
As previously requested in comment 31 in our letter dated August 12, 2009, please revise your disclosure in Form 10-Q/A filed July 30, 2009 to include the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K.

The Company will amend its Form 10-Q/A for Fiscal Quarter Ended February 29, 2009, filed on July 30, 2009, in response to the Staff’s comments.

Mr. H. Christopher Owings
December 4, 2009

Current Report on Form 8-K filed September 10, 2009

32.	We reviewed your investor presentation attached to this current report and have the following comments:

•	On page 10 of this presentation you reference “strategic cooperation with local hospitals on new program development” to the extent material, please discuss this in your registration statement.

•
On page 12 of this presentation you reference as a part of your experienced management team your vice president of operations, Wu Bingrong.  Please consider whether Wu Bingrong is an executive officer of the company.  Refer to Item 402(m)(2)(ii) of Regulation S-K, Instruction 2 to Item 402(m)(2) and the definition of “executive officer” set forth in Rule 3b-7. If you have any additional executive officers, please provide the required biographical information under the heading “Management” and the compensation disclosure required with respect to those individuals under the heading “Executive Compensation.” Refer to Items 401 and 402 of Regulation S-K.

The strategic cooperation with local hospitals on new program development is not presently material to the Company from a legal or accounting perspective and therefore is not discussed in the registration statement.  The Company included this notation in its investor presentation for informational purposes.

The Staff is advised that Ms. Wu Bingrong is not an executive officer in accordance with the definition set forth in Rule 3b-7 and there are no additional executive officers other than the individuals disclosed in the registration statement.

If you or others have any questions or would like additional information, please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.  We look forward to working with you to resolve any remaining questions the Staff may have.

Very truly yours,
/s/ Lawrence A. Rosenbloom
Lawrence A. Rosenbloom

cc:           Mr. Tong Liu, Chief Executive Officer
Bagell, Josephs, Levine & Company, LLC